Tutor Perini Corporation

15901 Olden Street

Sylmar, CA 91342

Tel: 818/362-8391 Fax: 818/367-5379

September 28, 2018

VIA EDGAR

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Tutor Perini Corporation
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 27, 2018
File No. 001-06314

Dear Mr. Cash:

Set forth below are the responses of Tutor Perini Corporation (the “Company”) to the letter dated September 17, 2018 containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission on the Company’s Annual Report on Form 10-K for the year ended December 31, 2017.

For ease of reference, the Staff’s comments are reproduced below in bold font and followed by the Company’s responses thereto.

Form 10-K for the Year Ended December 31, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Specialty Contractors Segment, page 23

1.

Your disclosure states that “income from construction operations decreased 50% in 2017 compared to 2016, principally due to the impact of unfavorable project adjustments on certain mechanical projects in New York and California, none of which were individually material.” To the extent that the unfavorable project adjustments were material in the aggregate, please revise future filings to also quantify the total of such adjustments. Please refer to Item 303(A)(3)(i) of Regulation S-K for guidance.

Response:

In future filings, to the extent that identified unfavorable project adjustments are material in the aggregate, the Company will quantify the total of such adjustments.

Mr. John Cash

United States Securities and Exchange Commission

Critical Accounting Policies – Recoverability of Goodwill, page 28

2.

We note that your market capitalization is significantly below your equity value at both December 31, 2017 and June 30, 2018. Please explain to us how you have considered this significant difference in your goodwill impairment analysis as of December 31, 2017. Additionally, please tell us if you have performed an interim impairment analysis subsequent to December 31, 2017, and if so, please tell us the results of such analysis.

Response:

The Company performs its goodwill impairment test as of October 1st each year and the test is completed during the fourth quarter. As part of the Company’s 2017 annual goodwill impairment testing, multiple factors were considered and various analyses were performed in determining whether the difference between the carrying value of equity and market capitalization was indicative of a goodwill impairment. As discussed in ASC 350-20-35-22 and 35-23, market capitalization may not be representative of fair value. For many publicly traded companies, including Tutor Perini, a control premium exists because market capitalization reflects trading prices on a minority interest basis. In accordance with the aforementioned guidance, an entity’s fair value reflects the premium a market participant may pay to gain control of the entity to affect future strategy, introduce synergies or otherwise increase value to a market participant. Therefore, in consideration of the accounting guidance and as part of the Company’s annual goodwill impairment test, the Company performed a market capitalization reconciliation. The market capitalization reconciliation began by estimating the fair values of each reporting unit. The aggregate fair value of the reporting units was then compared to the Company’s market capitalization to calculate the implied control premium. The Company analyzed whether the implied control premium was consistent with or within a reasonable range of actual premiums paid in industry-specific merger and acquisition transactions observed over a sustained period of time. The Company’s analysis indicated that its implied control premium was well within the range of yearly average premiums paid in the marketplace from 2007 to 2016. In 2017, the Company also noted a premium paid in excess of the observed range in an acquisition made by a company in its peer group.

In addition to the calculation and assessment of the implied control premium, the Company considered what it believes to be an inherent marketability discount embedded in the Tutor Perini stock price as a result of a significant portion  (approximately 18%) of the Company’s total shares outstanding being owned by one individual, its Chairman and CEO. After considering all insiders, the Company’s public float is below 80%,  which represents the percentage of total outstanding shares of common stock that are freely traded by public investors. This public float percentage is significantly lower than the public float of the Company’s peers, which averaged 98% (with a range of  90% to 100%) for the two-year period ended October 1, 2017. Because investors in the Company’s stock are faced with a lower supply of stock available to be traded, the trading volume and liquidity of its shares may be more limited when compared to its peers, which further contributes to the inherent marketability discount in the Company’s stock price as compared to an estimated fair value.

Mr. John Cash

United States Securities and Exchange Commission

In conducting its goodwill impairment analysis, the Company considered various quantitative and qualitative factors as required in the impairment analysis process, including its implied control premium and the difference between its equity value and market capitalization, as of October 1, 2017. Based on the Company’s calculation and assessment of its implied control premium and qualitative factors, including its inherent marketability discount described above, the Company concluded that the difference between its market capitalization and equity value did not indicate an impairment of goodwill when it conducted its 2017 annual goodwill impairment test.

During interim periods, including those subsequent to the Company’s October 1, 2017 annual test date, in accordance with ASC 350-20-35-30, the Company performed assessments to determine whether there were any triggering events or changes in circumstances that would warrant an interim ASC 350 Step 1 impairment analysis. Specifically, the Company performed a comprehensive evaluation, for each assessment, of relevant events and circumstances since the annual goodwill impairment test, including but not limited to, an examination of macroeconomic conditions, industry and market conditions,  cost factors, overall financial performance by each reporting unit, other relevant entity-specific events,  and trends in the stock prices of the Company and its peers. In its evaluations, the Company considered each reporting unit’s current financial performance and forecast as well as the performance against previous forecasts. Additionally, since the Company’s October 1, 2017 annual test date, the Company has continued to observe significant opportunities in a robust marketplace which have led to sizable awards and notable growth in backlog at each of the Company’s reporting units. In considering the totality of the aforementioned factors together with the significant excess of fair value over carrying value calculated on all of the reporting units in the previous annual impairment test, the Company concluded it was not more likely than not that the fair value of any reporting unit had been reduced below its carrying value for any period subsequent to its 2017 annual impairment test. As a result, the Company concluded that an interim Step 1 impairment test was not required.

Please feel free to contact me at 818/362-8391 if you have any questions.

Sincerely,

/s/ Gary G. Smalley

Gary G. Smalley

Executive Vice President and Chief Financial Officer